C21 Investments Reports First Quarter Results

New Dispensary Operational at the End of Q1

VANCOUVER, August 16, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its unaudited financial statements and management discussion and analysis for its first quarter ending June 30, 2024, on SEDAR. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars. The Company recently changed its fiscal reporting period to a March 31st year-end (see news release dated August 1, 2024 for audited two-month stub period) and does not have traditional sequential or year-over-year comparable reporting periods.

First Quarter Highlights (April 1, 2024 to June 30, 2024):

  Revenue of $6.6 million, up 1% from Q4 - state of Nevada sales down 1% over the comparative period1
  Gross Margin of 31%, impacted by temporary internal inventory supply issues and resulting product mix with the launch of the South Reno dispensary (see management commentary below and in MD&A)
  Earnings (Loss) Per Share of ($0.01)
  Cash Flow from Operations of $0.6 million; positive Free Cash Flow2 of $0.4 million
  Acquisition of 3rd dispensary closed in the quarter (see news release dated June 10, 2024); new dispensary rebranded and operational during final week of Q1
  Closed C$4.0 million convertible debenture financing, principal funding for the acquisition of the new dispensary (see news release dated May 6, 2024)

Q1 Management and Operational Commentary:

"Our Company reported a slight increase in revenue over Q4 (ended January 31, 2024) despite sales in Nevada declining 1% over the comparative period1. We are pleased C21 continues to outperform the state of Nevada in terms of run rate and cash flow which includes our flagship Sparks dispensary again generating more than twice the run-rate of the average dispensary in the county3" stated CEO and President, Sonny Newman. "Our Gross Margin in the quarter was impacted by a variety of factors, including one-time internal inventory issues as we prepared for the launch of our new dispensary. We anticipate improved margins in the second half of the year. With the opening of our new dispensary in the last week of June, we are excited by the strong, positive customer reception and momentum that we have experienced since opening and expect continued traction moving forward."

1 State of Nevada cannabis sales: https://www.headset.io/markets/nevada

2 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of this measure

3 State of Nevada cannabis sales by county, May 2024: https://tax.nv.gov/wp-content/uploads/2024/07/NV-Cannabis-Revenue-FY24.pdf

Q1 revenue of $6.6 million was up 1% compared to Q4 (ended January 31, 2024) despite a 1% decline in Nevada sales over the comparative period1. Retail revenues remained relatively stable, with continued robust retail transaction volume at C21's two legacy dispensaries offset by a decline in basket size as inflationary pressures continue to impact the industry with a "trade down" effect in purchases for lower-priced products.

Q1 did not include material results from the new Silver State Relief dispensary, which opened June 26. It is important to note that there is no equivalent time period to this Q1 report in the Company's historical results due to the previously reported change in fiscal year end from January 31 to March 31.

Gross Margin of 31% was down in Q1 resulting from several factors (see MD&A) including one-time internal inventory supply issues, delays in approvals for production upgrades, and continued retail price discounting in the state.

SG&A was impacted by non-capitalized start-up costs for the new dispensary, as well as non-cash share-based compensation, the first grant of employee options since 2020.

Cash Flow from Operations was $0.6 million for Q1 - slightly up from Q4. Including taxes payable for the period, Operating Cash Flow and Free Cash Flow2 remained positive for Q1.

C21 reported a Net Loss of $1.4 million in the first quarter, or ($0.01) per share, due to aforementioned lower margins, increased SG&A from non-cash share-based compensation granted in Q1 as well as non-capitalized start-up costs for the new dispensary. The Company generated $0.3 million of Adjusted EBITDA2 for the quarter.

Cash at the end of Q1 was relatively flat from the stub period at $3.1 million, due to $0.4 million of positive Free Cash Flow2 generated offset by partial treasury payment for the dispensary acquisition. Total Assets and Liabilities increased by $3.1 million compared to the stub period due to the dispensary acquisition and convertible debenture financing associated with the acquisition.

As C21 operates in the cannabis industry, the Company is subject to the limitations of Internal Revenue Code ("IRC") Section 280E for US income tax purposes. Under 280E, the Company is only allowed to deduct expenses for tax purposes directly related to costs of goods sold. Given the recent announcement by the D.E.A. to reclassify cannabis as a Schedule III drug, C21 anticipates the elimination of the future applicability of IRC Section 280E on its business upon final rule. Many U.S. cannabis operators are currently challenging the historic applicability of 280E on state-legal operations. C21 is reviewing its tax stance regarding these matters.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures the Company's ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of the Company's performance and net cash provided by operating activities as a measure of liquidity.

Free Cash Flow:

	Q1	Two Month Stub	Q4	Q3	Q2
Quarter Ended	June 30, 2024	March 31, 2024	January 31, 2024	October 31, 2023	July 31, 2023
Cash Provided by Operating Activities from Continuing Operations	$588,478	$904,620	$506,477	$(110,329)	$1,649,786
Purchase of Property and Equipment	(169,660)	(51,483)	(7,240)	(259,343)	(202,182)
Free Cash Flow	$418,818	$853,137	$499,237	$(369,372)	$1,447,604

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	Q1	Two Month Stub	Q4	Q3	Q2
	June 30, 2024	March 31, 2024	January 31, 2024	Oct 31, 2023	July 31, 2023
Net Income (Loss)	$(1,412,172)	$(74,404)	$(2,042,004)	$(376,150)	$(416,086)
Interest expenses, net	136,752	-	-	-	3,956
Provision for Income Taxes	367,700	372,743	1,723,925	563,100	602,674
Depreciation and Amortization	379,522	207,225	359,568	355,536	346,294
Depreciation and Interest in COGS	203,091	135,395	203,092	203,092	203,092
EBITDA	(325,107)	632,526	$244,581	$745,578	$739,930
Change in fair value of derivative liabilities	-	(22,189)	59,217	-	-
Share based compensation	422,218	-	5,527	5,499	5,595
Loss from discontinued operations	25,724	22,965	(40,357)	18,932	19,351
One-time special project costs	117,543	-	-	159,000	-
Production curtailment, non-cash inventory adjustments	28,700	-	-	-	206,000
Other gain/loss	41,740	(9,209)	785,763	13,800	921
Adjusted EBITDA	310,818	632,526	$1,054,731	$942,809	$971,797

Q1 Balance Sheet Summary:

(US$)	June 30, 2024	March 31, 2024 (Audited)
Assets
Cash	3,107,507	3,260,568
Inventory	3,300,346	2,866,054
Other current	1,897,852	2,011,700
Current Assets	8,305,705	8,138,322
Fixed Assets/Goodwill/Intangibles, deferred tax	50,013,169	47,087,514
Total Assets	58,318,874	55,225,836

Liabilities
Accounts payable	3,388,654	2,593,195
Income taxes payable	10,598,123	10,230,423
Convertible Debentures (current portion)	497,300	-
Other notes, current lease, deferred tax etc.	2,238,047	2,223,539
Current Liabilities	16,722,124	15,047,157
Lease liabilities	9,009,837	9,120,396
Convertible Debentures	1,542,379	-
Derivative liability and other	84,021	84,871
Total Liabilities	27,358,361	24,252,424

Shareholders' Equity	30,960,513	30,973,412
Total Liabilities and Shareholders' Equity	58,318,874	55,225,836

Q1 Summary Income Statement:

	Q1	Two Month Stub	Q4
(US$)	June 30, 2024	March 31, 2024	January 31, 2024
Revenue	6,596,009	4,464,950	6,548,812
Cost of Sales	4,565,310	2,688,650	3,702,469
Gross Profit	2,030,699	1,776,300	2,846,343
Gross Margin%	30.8%	39.8%	43.5%
Total Expenses	2,870,955	1,486,394	2,317,335
Income from Operations	(840,256)	289,906	529,008
Income Tax Expense	(367,700)	(372,304)	(1,723,925)
Net Income (Loss)	(1,412,172)	(74,404)	(1,209,694)
Earnings (Loss) Per Share	(0.01)	(0.00)	(0.01)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include but are not limited to: the Company's belief that its change in fiscal year end will better align the Company with the reporting schedule of its peers and better equip our auditors to complete their work in a timely manner moving forward; the Company's focus on ramping its new store and continuing to pursue additional opportunities in the market; and improving margins in the second half of the year. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.